

June 22, 2021

Paul Lohrey
Chief Executive Officer
iShares Gold Trust Micro
400 Howard Street
San Francisco, CA 94105

>   **Re: iShares Gold Trust Micro**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed June 21, 2021**
>   **File No. 333-253614**

Dear Mr. Lohrey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Business of the Trust
Impact of Trust Expenses of the Trust's Net Asset Value, page 26

1.   We note the disclosure that the Sponsor's Fee is accrued daily at an annualized rate equal to .15% of the net asset value of the Trust and that the Sponsor may waive a portion of the fee. We further note the Sponsor has voluntarily agreed to waive a portion of the fee so that the Sponsor's fee after the waiver will not exceed .07% through June 30, 2024. Please clarify if the Sponsor can raise the fee back to .15% prior to that date. Please also add columns to the table on page 26 to show the calculation of NAV based upon the 0.07% fee that is anticipated to be in effect until through June 30, 2024.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

 You may contact Michael Volley at 202-551-3437 or Hugh West, Accounting Branch Chief, at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.

 Sincerely,

 Division of Corporation Finance
 Office of Finance